EXHIBIT 99.05

Chunghwa Telecom announces its operating results for September 2016

Date of events: 2016/10/07

Contents:

1.Date of occurrence of the event:2016/10/07

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:Chunghwa Telecom consolidated revenue for September 2016 was NT$20.15 billion, growing by 7.7% year-over-year. Operating costs and expense were NT$16.60 billion, a 17.6% increase year-over-year. Operating income was NT$3.55billion, a 22.5% decrease year-over-year. Pretax income was NT$3.80 billion, a 17.7% decrease year-over-year. Net income attributable to stockholders of the parent company was NT$3.05 billion and EPS was NT$0.39.

Accumulated till the end of September, total revenue was NT$171.66 billion, growing by 1.2% year-over-year. Operating income and pretax income were NT$38.15 billion and NT$39.68 billion, respectively. Net income attributable to stockholders of the parent company was NT$32.33 billion and EPS was NT$4.17, decreasing by 3.1% year-over-year. In addition, total revenue, operating income, pretax income and EPS all exceeded the guidance previously announced.

In September, internet revenue increased 8.1% year-over-year, and ICT project revenue continued to increase. Broadband access revenue slightly decreased while local revenue decreased because of mobile and VoIP substitution.

Mobile communications business revenue in September increased year-over-year mainly due to device sales revenue increase resulted from the earlier launch of iPhone 7 vs. that of 2015.Value-added service revenue increased while the mobile voice revenue continued to decrease because of market competition.

Operating costs and expenses in September increased year-over-year, which was mainly due to the increase of cost and expense along with the iPhone 7 sales, growing ICT business as well as the intensified marketing for overall business.

6.Countermeasures:None

7.Any other matters that need to be specified:None